UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2009
OR

☐	TRANSITIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to                     .
Commission file number: 0-024399
A.	Full title of the plan and the address of the plan, if different from that of the issuer below:
THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Community Financial Corp.
275 West Federal Street
Youngstown, Ohio 44503

REQUIRED INFORMATION
The following financial statements and supplemental schedule for The Home Savings and Loan Company 401(k) Savings Plan are being filed herewith:
Description:
Contents of Financial Statements
Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
Statement of Net Assets Available for Benefits at December 31, 2008 and December 31, 2009.
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.
Notes to Financial Statements
Supplemental Schedule:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Crowe Horwath LLP
Independent Auditors

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS
December 31, 2009 and 2008

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
Youngstown, Ohio
FINANCIAL STATEMENTS
December 31, 2009 and 2008

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Home Savings & Loan Company
401(k) Savings Plan
Youngstown, Ohio
We have audited the accompanying statements of net assets available for benefits of the Home Savings & Loan Company 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP
Cleveland, OH
June 28, 2010
See accompanying notes to financial statements.

1.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS

Investments, at fair value (Note 4)
Registered investment companies	$13,823,415	$10,183,945
Collective funds	601,440	428,967
Money market funds	—	303
United Community Financial Corp. common stock	893,199	489,344
Loans to plan participants	518,270	480,913

	15,836,324	11,583,472

Cash	306	3,715

Total assets	15,836,630	11,587,187

LIABILITIES

Due to broker	—	3,715

Total liabilities	—	3,715

Net assets reflecting all investments at fair value	15,836,630	11,583,472

Adjustments from fair value to contract value for fully benefit-responsive contracts	(13,404)	33,640

NET ASSETS AVAILABLE FOR BENEFITS	$15,823,226	$11,617,112

See accompanying notes to financial statements.

2.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$3,175,551
Interest and dividends	194,988

3,370,539

Contributions
Employer	495,659
Participant	1,277,643
Rollovers	118,570

1,891,872

Total additions	5,262,411

Deductions from net assets attributed to:
Benefits paid to participants	1,046,023
Administrative expenses	10,274

Total deductions	1,056,297

Net increase	4,206,114

Net assets available for benefits
Beginning of year	11,617,112

End of year	$15,823,226

See accompanying notes to financial statements.

3.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 1 — DESCRIPTION OF PLAN
The following description of The Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General: The Plan was established by The Home Savings & Loan Company (the Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan upon completion of six months of service and after reaching age 20, if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee, or a seasonal employee.
Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2009, the Company matched 50% of up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations.
Participant Accounts: Each participant account is credited with the participant’s contribution, and an allocation of (a) the Company’s contributions, (b) net investment earnings, and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corp., the Company’s parent.
Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

Years of Service	Vest %
Less than 1	0%
1	0%
2	0%
3	100%
(Continued)

4.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Forfeited Accounts: At December 31, 2009 and 2008, forfeited non-vested accounts were immaterial. These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are reallocated to the remaining Plan participants. During 2009, forfeitures of $1,180 were used to reduce employer contributions.
Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.
Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of the value of the participant’s vested account balance. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.
Participant Loans: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear a fixed interest at the prime rate plus 1% as of the beginning of the quarter. The beginning interest rate is not reset. Principal and interest are paid through payroll deductions.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 5). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

5.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (Continued)
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive investment contract.
Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates. Estimates of investment valuation are particularly subject to change in the near term.
Payment of Benefits: Benefits are recorded when paid.
Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, a stable value fund, a money market fund and common stock of the parent of the Company (United Community Financial Corp.). The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
Concentration of Credit Risk: At December 31, 2009 and 2008, approximately 6% and 4%, respectively, of the Plan’s assets were invested in United Community Financial Corp. common stock.
NOTE 3 — RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

6.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 4 — INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31, 2009
	Units or Shares	Fair Value
Registered Investment Companies
American Funds Fundamental Investors Fund	32,751	$1,071,929
Victory Diversified Stock Fund	74,739	1,044,858
American Funds Investment Company of America Fund	40,205	1,043,323
American Funds AMCAP Fund	55,234	916,876
American Funds Growth Fund of America	33,522	916,155
Davis New York Venture Fund	27,872	863,488
United Community Financial Corp. common stock	615,999	893,196

	December 31, 2008
	Units or Shares	Fair Value
Registered Investment Companies
Federated Government Obligations	873,524	$873,524
Victory Diversified Stock Fund	70,462	784,947
American Funds Fundamental Investors Fund	30,869	771,105
American Funds Investment Company of America Fund	36,015	754,877
American Funds Growth Fund of America	30,489	624,416
Davis New York Venture Fund	25,898	611,702
American Funds AMCAP Fund	50,362	607,875
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Shares of registered investment companies	$2,791,780
Shares of common collective fund	16,792
United Community Financial Corp. common stock	$366,979

$3,175,551

7.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 5 — FAIR VALUE MEASUREMENT
Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Accounting guidance establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The fair values of registered investment companies and United Community Financial Corp. (UCFC) common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).
The fair values of participation units in the stable value fund are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager (level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirement.
Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

8.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 5 — FAIR VALUE MEASUREMENT (Continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments measured at fair value on a recurring basis are summarized below, with the exception of participant loans:

	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Shares of registered investment companies
Balanced funds	$1,966,890	$—	$—
Domestic equity funds	7,025,007	—	—
Fixed income funds	1,327,665	—	—
Foreign equity funds	2,769,417	—	—
Money market funds	734,436	—	—
UCFC common stock	893,199	—	—
Collective fund	—	601,440	—

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Shares of registered investment companies	$10,183,945	$—	$—
UCFC common stock	489,344	—	—
Collective fund	—	428,967	—
Money market fund	—	303	—

9.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 6 — INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan invests in a Wilmington Trust Company collective trust, the MetLife Stable Value Fund, which holds one guaranteed interest contract issued by Metropolitan Life Insurance Company, which is a fully benefit responsive contract. MetLife maintains the contributions in its general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of MetLife or otherwise.
The investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company-initiated events that result in distributions exceeding a set amount. The contract limits the circumstances under which MetLife may terminate the contract. Examples of circumstances which would allow MetLife to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, MetLife could terminate the contract at an amount less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.
The crediting interest rate of the contract is based on an agreed-upon formula with MetLife Issuer, as defined in the contract agreement, with a minimum credited rate of 0%. Such interest rate is reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract. The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts.

	2009	2008
Average yields: Based on annualized earnings (1)	7.34%	(3.82)%
Based on interest rate credited to participants (2)	3.96%	4.62%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

10.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 7 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. Most administrative expenses of the Plan are paid for by the Company. During 2009, the Plan paid fees of $10,274 to its third party administrator, The Standard, for administrative services. There were no cash dividends paid to the Plan by United Community Financial Corp. during 2009. United Community Financial Corp. is the parent of the plan sponsor.
At year-end, the Plan held the following party-in-interest investments (at fair value):

	2009	2008

United Community Financial Corp. common stock	$893,199	$489,344
Loans to plan participants	518,270	480,913
MetLife Stable Value Fund	601,440	428,967
NOTE 8 — TAX STATUS
The Internal Revenue Service has determined and informed the Company by letter dated February 14, 2005, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

11.

SUPPLEMENTAL SCHEDULE

12.

Name of Plan Sponsor: The Home Savings & Loan Company
Employer identification number: 34-0296160
Three digit plan number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	Common stock
*	United Community Financial Corp.	Common stock, 615,999 shares	**	$893,199

				893,199

	Shares of registered investment companies
	Pioneer Investments	Pioneer Mid-cap Value Fund, 21,230 shares	**	380,974

	Victory Funds	Victory Diversified Stock Fund, 74,739 shares	**	1,044,858

	AIM Investments	AIM International Growth Fund, 26,294 shares	**	651,049

	Alliance Capital Management	Alliance Bernstein Balanced Fund, 45,048 shares	**	607,245

	Alliance Capital Management	Alliance Bernstein Global Thematic Growth Fund, 4,989 shares	**	325,411

	American Funds	American Balanced Fund, 41,405 shares	**	671,179

	American Funds	The Bond Fund of America, 31,381 shares	**	370,300

	Davis Funds	Davis New York Venture Fund, 27,872 shares	**	863,488

	American Funds	EuroPacific Growth Fund, 18,307 shares	**	701,888

	American Funds	Fundamental Investors Fund, 32,751 shares	**	1,071,929

	American Funds	The Growth Fund of America, 33,522 shares	**	916,155

*	- Denotes party-in-interest

**	- All investments are participant directed, therefore, historical cost information is not required.

13.

Name of Plan Sponsor: The Home Savings & Loan Company
Employer identification number: 34-0296160
Three digit plan number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	American Funds	The Investment Company of America Fund 40,205 shares	**	$1,043,323

	American Funds	Small World Class A 16,461 shares	**	519,033

	MFS Investment Management	MFS Total Return Fund, 52,435 shares	**	688,466

	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund 12,847 shares	**	373,200

	Franklin Templeton Investments	Franklin U.S. Government Securities Fund 74,535 shares	**	494,911

	American Funds	AMCAP Fund 55,234 shares	**	916,876

	Seligman	Seligman Communications & Information Fund 10,681 shares	**	414,203

	Thornburg	Thornburg International Value Fund, 23,020 shares	**	572,036

	Pimco Advisors	Pimco Low Duration Fund, 44,942 shares	**	462,454

	Federated Funds	Federated Government Obligations Fund 734,437 shares	**	734,437

				13,823,415

	Shares of collective fund
	Wilmington Trust	MetLife Stable Value Fund 29,668 shares	**	588,036

				588,036

	Shares of money market funds
	Cash	Noninterest-bearing cash	**	306

				306

*	- Denotes party-in-interest

**	- All investments are participant directed, therefore, historical cost information is not required.

14.

Name of Plan Sponsor: The Home Savings & Loan Company
Employer identification number: 34-0296160
Three digit plan number: 001

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Participant loans	Participant loans with interest rates ranging from 5% – 8%		518,270

518,270

$15,823,226

*	- Denotes party-in-interest

**	- All investments are participant directed, therefore, historical cost information is not required.

15.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN By: The Home Savings and Loan Company of Youngstown, Ohio

Its: Administrator

Date: June 28, 2010	/s/ Patrick W. Bevack Patrick W. Bevack, President and CEO

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
INDEX TO EXHIBITS

Exhibit
No.	Description
23.1	Consent of Crowe Horwath LLP
Independent Auditors